UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

July 6, 2022

Commission File Number: 333-255540

Just Eat Takeaway.com N.V.

(Registrant’s name)

Piet Heinkade 61

1019 GM Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following exhibit is furnished herewith:

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release entitled “Just Eat Takeaway.com and Amazon enter into commercial agreement in the US”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Just Eat Takeaway.com N.V.

Date: July 06, 2022	By:	/s/ Brent Wissink
Brent Wissink
Chief Financial Officer